ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

November 14, 2006

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2005

       Filed April 14, 2006

       File No. 000-13337

Dear Mr. Todd:

I am writing in response to your letter to Guohua Wan dated September 20, 2006.  The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

Form 10-KSB for the fiscal year ended December 31, 2005

Financial Statement

Item11, Security Ownership of Certain Beneficial owners and management, page 18

1.

   Your response to comment 5 indicates that the 11.4 million shares disbursed for the 30% minority interest in ZQ Power-Tech were issued directly to 54 minority investors. Under SFAS 141, paragraphs 14 and A5-A7, an acquisition of some or all of the non-controlling interests in a subsidiary is accounted for using the purchase method. We see that you accounted for the acquisition of the minority interest at book value, consistent with accounting for entities under common control. Please explain to us why purchase accounting is not applicable to the acquisition of the minority interest in ZQ Power-Tech. Fully support that your method complies with GAAP. We may have further comment upon review of your response.

Response to Comment 1:

At the time of the transfer to Advanced Battery Technologies of the 30% interest in ZQ Power-Tech, the following circumstances caused us to determine that the entities were under common control:

a.   Mr. Fu was the Chief Executive Officer of Advanced Battery Technologies and owned 15% of its outstanding shares, making him the largest shareholder of Advanced Battery Technologies.

b.  By reason of the arrangement described in response to comment 2 below, Mr. Fu held voting and dispositional control of the minority interest in ZQ Power-Tech.

For this reason, we accounted for the acquisition at book value, as prescribed by Paragraph 11 of SFAS 141 for entities under common control.  Upon further review of SFAS 141, however, we have determined that this accounting was erroneous.  Paragraphs D11 – D18 of SFAS 141 set forth examples of entities under “common control,” which indicate an intent to limit that term to situations of identical control.  Since there was not a situation of identical control between Advanced Battery Technologies and the minority interest in ZQ Power Tech, the acquisition should have been accounted for using the purchase method, per SFAS 141 paragraph 14.  Therefore, when our dialogue with the Staff has reached resolution, we will amend our financial statements for the first and second quarters of 2006 to account for the acquisition using the purchase method.

2.

As a related matter, please tell us about the terms and conditions of the arrangement under which MR. Fu acted as nominee for the 54 shareholders. Please fully describe the underlying agreement, including Mr. Fu’s rights and responsibilities there under.

Response to Comment 2:

In 2003, prior to the reverse merger of ZQ Power-Tech into Advanced Battery Technologies, Mr. Fu entered into an agreement with Tianye Construction & Engineering Company, an unaffiliated party.  Tianye Construction agreed to construct ZQ Power-Tech’s production facilities, and Mr. Fu assigned to Tianye Construction from his personal holdings a beneficial interest in 30% of the capital stock of ZQ Power-Tech.  Mr. Fu continued to hold title to the 30% interest as trustee for Tianye Construction, and he retained voting and dispositional control of the shares.  In 2006, when Mr. Fu agreed to exchange the 30% interest for 11.8 million shares of  Advanced Battery common stock, Tianye Construction assigned its beneficial interest in the ZQ Power-Tech equity to the 54 equity holders in Tianye Construction.  Accordingly, the 11.8 million shares were issued to those 54 individuals.

Consolidated Balance Sheet, page F-2

3.

We refer to comment 8. In the future filings please make footnote disclosure about any significant loans included in your balance sheet, including a description of the terms and conditions of those loans.

Response to Comment 3:

As requested, future filings will contain footnote disclosure about any significant loans included in our balance sheet, including a description of the terms and conditions of the loan.

Consolidated Statements of Stockholders’ Equity, page F-4

4.

We refer to your response to comment 11. The table of journal entries shows borrowings from Mr. Fu and two individuals totaling $4.8 million and repayments through common stock of $3.4 million. Please tell us how and when the balance totaling $1.4 million was satisfied.  Explain how any repayment is presented in the statement of cash flows and show us that notes to financial statements include appropriate disclosure about any repayment of the related party payable.

Response to Comment 4:

The loan of $4.8 million by Mr. Fu and his two associates was made to ZQ Power-Tech at a time when Mr. Fu was the record owner of 30% of ZQ Power-Tech.  Therefore, when the loan was settled in January 2005, Advanced Battery Technologies gave $3.4 million of value to the lenders, representing 70% of the amount of the loan, and the remaining 30% of the loan was treated as a contribution to the capital of ZQ Power-Tech.  The recharacterization of the 30% portion was a non-cash event, and so did not appear in the statement of cash flows.  The transaction is described in Note 11(i) to the financial statements.

Note 3. Summary of Significant Accounting Polices, page F-7

Prepaid Expense, page F-8

5.

We refer to your response to comment 16. Your response to comment 17 indicates that the shares issued under the consulting arrangements vest over the service periods and that those shares are forfeitable if the consultants are terminated for cause. Accordingly, it continues to be unclear why you believe the consulting arrangements result in a performance commitment at the dates of the agreements. Please further explain why there was a sufficiently large disincentive for non-performance at the dates of the arrangements as that notion is applied under EITF 96-18. Refer to footnote 3 and exhibit 96-18A of EITF 96-18 for further guidance on performance commitments. In connection with your response, also provide us full description of all of the significant terms and conditions of the consulting arrangements. We may have further comment upon review of that response.

Response to Comment 5:

The consulting agreements are with individuals who were not employees of the Company.  The significant terms and conditions of the consulting agreements are:

Chan Ching Chun.  The contract is dated January 14, 2004.  ZQ Power-Tech appointed Mr. Chan to consult with it regarding electric cars for a period from January 1, 2004 to December 31, 2009.  ZQ Power-Tech paid Mr. Chan a fee of 50,000 RMB and agreed to issue shares (an amount to be determined) to Mr. Chan after the reverse merger was completed.  Advanced Battery Technologies satisfied the obligation by issuing 100,000 shares to Mr. Chan. The fair value of the 100,000 shares was recorded as a prepaid expense and is being amortized over the term of the contract.

Li Wing Chun Charles, Lam Chi Yin Henry and Chan Tsz King.  These three contracts are dated June 29, 2004 and are identical, but for the identity of the consultant and the nature of the consulting services to be provided.  The term of each contract extends to June 28, 2006.  The services to be provided involve a designated region (Li – Hong Kong market, Lam – Macau market, Chan – Hong Kong competition).  In consideration of the services, the Company issued 71,500 shares (77,000 to Mr. Chan).  The fair value of the 220,000 shares was recorded as a prepaid expense and is being amortized over the term of the contracts.

Yu Hao.  The contract is dated August 2004 and has a term of ten years.  The Company appoints Ms. Yu to provide financial accounting services.  The Company agreed to issue 50,000 shares to Ms. Yu in full payment of the services.  The fair value of the 50,000 shares was recorded as a prepaid expense and was being amortized over the term of the contract until Ms. Yu terminated the contract, at which time the remaining value was expensed.

Yuan Ji.  The contract is dated August 2004 and has a term of ten years.  The Company appoints Ms. Yuan to provide financial accounting services.  The Company agreed to issue 125,000 shares to Ms. Yuan in full payment of the services.  The fair value of the 125,000 shares was recorded as a prepaid expense and is being amortized over the term of the contract.

Our previous response to comment 17 was erroneous, due to a confusion between our contracts with consultants and our contracts with employees.  Contrary to the prior response, there is no provision in any of the consulting contracts for a vesting period or for forfeiture of shares upon termination for cause.  There was, therefore, a performance commitment by the counterparty, in that no specific deliverables were mandated by any of the consulting contracts, nor any obligation on the part of the counterparty other than to be available for consulting.  Accordingly, the only potential non-performance by the counterparty would arise from his/her death or disability, as to which there is a substantial disincentive.

6.

We refer to your responses to comments 16 and 17. Your response to comment 17 indicates that the shares issued under the consulting arrangements vest over the service periods and that the shares issued are forfeitable if the consultants are terminated for cause. EITF 00-18 specially addresses arrangements where shares issued to non-employees are fully vested and non-forfeitable at the dates of the arrangements. Based on your response to comment 17 it does not appear that EITF 00-18 is applicable in your circumstances. Accordingly, it continues to be unclear why what you report as prepaid expense should not be shown as a deduction from equity.

The balance sheet caption for stockholders’ equity should normally include only permanent equity. Non-vested and potentially forfeitable shares would not appear to meet that requirement. Refer by analogy to SAB Topic 4-E and S-X Rule 5-02.3. Please revise or provide further support in GAAP for presenting the receivable for future services as an asset as of December 31, 2005. We may have further comment upon review of that response.

Response to Comment 6:

As noted above, our previous response to comment 17 was mistaken.  There was no vesting period for the shares issued to the six consultants.  On the contrary, the consultants earned the shares by executing the agreements.  Accordingly, these grants meet the parameters set forth in EITF 00-18 of “fully vested, non-forfeitable equity instruments…” for which “no specific future performance is required.”  Therefore the capitalization of the value of the shares issued as a prepaid expense comports with the policies set forth in EITF 00-18.

7.

As a related matter, since the shares underlying the consulting arrangements are not fully vested and are potentially forfeitable, please further explain why the asset for “prepaid expense” is not deferred compensation that should be eliminated upon adoption of SFAS 123(R).

Response to Comment 7:

As noted above, the statement that the shares are not fully vested and are potentially forfeitable was erroneous.

8.

As a related matter, we see that prepaid expense apparently also includes deferred compensation for shares issued to an employee, Mr. John Leo. Please also tell us why the value of the shares issued was not presented as deferred compensation deducted from equity as of December 31, 2005. In a written response, please fully describe the terms and conditions of the arrangement and explain how your presentation is appropriate in GAAP. Also tell us show your presentation is appropriate after adoption of SFAS123(R). We may have further comment upon review of that response.

Response to Comment 8:

The identification of Mr. Leo as an employee in the table provided in our prior response was an error.  Mr. Leo was a director of the Company and Corporate Secretary.  He was not, however, an employee of the Company.  He was issued shares as an inducement to service when he assumed the roles of Director and Corporate Secretary.  There was, however, no term fixed during which Mr. Leo would be required to serve as Director or Secretary in order to earn the shares.   Therefore the value of the shares was properly accounted for as a prepaid expense, to be amortized over the expected duration of Mr. Leo’s relationship with the Company.  .

Revenue Recognition, pageF-10

9.

Your response to comment 19 indicates that “At delivery, customers or the distributor has taken title to the products and assumed the risks and rewards of ownership.” If title does not pass until deliver, please further explain to us why you have concluded that it is appropriate to recognize revenue at shipment.

Response to Comment 9:

The adverbial phrase “at delivery” in our response to comment 19 was accurate but misleading.  All of our shipments are made on the terms:  “FOB our warehouse.”  Accordingly, the revenue recognition note to our financial statements (“Revenue is recognized upon shipment of product, at which time title of goods has been transferred to the buyer…”) is accurate and complies with SAB 104 and SFAS 48.

Yours.

/s/ Fu Zhiguo

Fu Zhiguo, Chairman